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                             November 21, 2023

       Andrea Bernatova
       Chief Executive Officer
       ESGEN Acquisition Corporation
       5956 Sherry Lane, Suite 1400
       Dallas, TX 75225

                                                        Re: ESGEN Acquisition
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 6,
2023
                                                            File No. 333-274551

       Dear Andrea Bernatova:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed November 6, 2023

       General

   1. We note your revised disclosure in response to comment 4. Please revise to disclose all possible sources and
extent of dilution that shareholders who elect not to redeem their shares may experience
in connection with the business combination. Provide disclosure at each of the redemption
levels detailed in your sensitivity analysis, include 50% of maximum redemptions.
   2. We note your response to comment 16 and reissue the comment in part. Please tell us whether anyone or any
entity associated with or otherwise involved in the transaction, is, is controlled by, or
has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
addresses how this fact could impact your ability to complete your initial business
combination and include the disclosure requested by prior comment 16.
 Andrea Bernatova
ESGEN Acquisition Corporation
November 21, 2023
Page 2
The ESGEN Board's Reasons for Approval of the Business Combination, page 159

3.       We note your revisions in response to comment 27. Please expand to describe the
         financial analyses mentioned in the penultimate bullet on page 160, as requested by that comment.
Interests of ESGEN Directors and Officers and the Sponsor in the Business Combination, page
198

4. We note your response to comment 29 and reissue in part. Please clarify how the board considered the conflicts in negotiating and recommending the business combination.
Accounting for the Business Combination, page 249

5. We note the revisions made in response to comment 31 regarding your accounting for the business combination and acknowledge your final conclusion on page 250 that in essence, the Business Combination will be treated as a reverse recapitalization with ESGEN being treated as the acquired company..., and that the financial statements of the combined entity will represent a continuation of the financial statements of Sunergy with the business combination treated as the equivalent of Sunergy issuing stock for the net assets of
       ESGEN, accompanied by a recapitalization. However, it is unclear to us why you have provided a detailed discussion of the accounting treatment regarding New PubCo and
       Sunergy, given that the transaction subject to accounting consideration for the business combination is between ESGEN Acquisition Corp and Sunergy Renewables LLC and that it appears from the proposed pro forma ownership structure that the continuing operations will be controlled by Sunergy. Please further revise your disclosure throughout the filing,
FirstName LastNameAndrea Bernatova
       including the disclosures on page 52, to focus the discussion on the accounting treatment
Comapany    NameESGEN
       of the              Acquisition
              transaction between      Corporation
                                   ESGEN    Acquisition Corp and Sunergy
Renewables
       LLC.21,
November      Otherwise,
                2023 Pageplease
                           2    advise us.
FirstName LastName
 Andrea Bernatova
FirstName LastNameAndrea  Bernatova
ESGEN Acquisition  Corporation
Comapany 21,
November  NameESGEN
              2023      Acquisition Corporation
November
Page 3    21, 2023 Page 3
FirstName LastName
       Please contact Kevin Stertzel at 202-551-3723 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Julian Seiguer, P.C.